



Crisp Northwest Corporation
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $60,000

Offering End Date: January 18, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Crisp Northwest Corporation

Founded: December 22, 2014

Address: 175 Ogden Dr
Oregon City, OR 97045

Industry: Limited-Service Restaurants

Employees: 27

Website: https://www.crispsaladsnw.com/

Use of Funds Allocation:

If the maximum raise is met:

$57,300 (95.50%) – of the proceeds will go towards working capital- new location and equipment

$2,700 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,000 Followers





Business Metrics:

	FY21	FY22	YTD 10/31/2023
Total Assets	$335,789	$79,637	$66,236
Cash & Cash Equivalents	$136,648	$16,248	$2,847
Accounts Receivable	$0	$0	$0
Short-term Debt	$9,830	$22,104	$37,971
Long-term Debt	$116,237	$68,962	$44,492
Revenue	$1,882,399	$2,096,497	$1,055,211
Cost of Goods Sold	$674,932	$954,675	$819,020
Taxes	$0	$0	$0
Net Income	$157,220	-$221,150	-$6,077

Recognition:

Crisp Northwest Corporation (DBA Crisp Salads) has been growing steadily year over year. Emma Dye was recognized as 2022's Restaurateur of the Year by the Oregon Restaurant and Lodging Association. Also in 2022, Crisp received the Produce Excellence Award from the International Fresh Produce Association. In 2023 Emma was a top 10 finalist out of 232 applicants in the Key4Women Pitch Contest. Crisp has had features in KOIN AM Extra, Portland Monthly, PDX Eater, UberEats and KGW.

About:

Crisp Northwest Corporation (DBA Crisp Salads) is a local, woman-owned, fast-casual salad restaurant with a mission to change the way people eat. Crisp provides access to fresh food served fast. They believe that everyone should have access to healthier options other than traditional fast food.

For more information, contact our Customer Support Team at support@thesmbx.com

